UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CYBERDEFENDER CORPORATION

(Name of Issuer)

COMMON STOCK, No Par Value

 (Title of Class of Securities)

23248L 10 7

 (CUSIP Number)

Guthy-Renker Partners, Inc.
41-550 Eclectic St., Suite 200
Palm Desert, CA 92260
760-773-9022

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
 June 9, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248L 10 7	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guthy-Renker Partners, Inc. 80-0174540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,939,116
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,939,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,939,1161
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14.	TYPE OF REPORTING PERSON* OO

1 Amount reflects accrued and unpaid interest on convertible notes through June 10, 2011.

CUSIP No. 23248L 10 7	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Guthy-Renker Holdings, LLC 26-2549633
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,939,116
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,939,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,939,1162
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14.	TYPE OF REPORTING PERSON* OO

2 Amount reflects accrued and unpaid interest on convertible notes through June 10, 2011.

CUSIP No. 23248L 10 7	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) Guthy-Renker LLC 33-0587817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,939,116
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,939,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,939,1163
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14.	TYPE OF REPORTING PERSON* OO

3 Amount reflects accrued and unpaid interest on convertible notes through June 10, 2011.

CUSIP No. 23248L 10 7	13D	Page 5 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY) GR Match, LLC 20-0854483
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 16,939,116
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 16,939,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,939,1164
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14.	TYPE OF REPORTING PERSON* OO

4 Amount reflects accrued and unpaid interest on convertible notes through June 10, 2011.

Explanatory Note:

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Guthy-Renker Partners, Inc., a corporation organized under the jurisdiction of Delaware, and GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware, on July 23, 2009 (the “Schedule 13D”) relating to the Common Stock of CyberDefender Corporation, a California corporation (“CyberDefender California”) and CyberDefender Corporation, a Delaware corporation and successor in interest to CyberDefender California (collectively, the “Issuer”).  This amendment reflects changes to Item 5 of the Schedule 13D.  Capitalized terms not defined herein shall have the meaning assigned to them in the Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is deleted in its entirety and restated as follows:

(a)      The Reporting Persons beneficially own an aggregate of 16,939,116 shares of Common Stock, representing approximately 38.6% of the total issued and outstanding shares of Common Stock (the “CyberDefender Shares”).  The CyberDefender Shares are directly owned by GR Match, LLC which is a subsidiary of Guthy-Renker LLC, which is a wholly-owned subsidiary of Guthy-Renker Holdings, LLC.  Guthy-Renker Holdings, LLC is a subsidiary of Guthy-Renker Partners, Inc.

Paragraph (c) of Item 5 is hereby supplemented with the addition of the following:

On June 9, 2011, the stockholders of the Issuer approved the issuance of the Amended and Restated 9% Secured Convertible Promissory Note dated February 25, 2011 in the principal amount of $5,700,773.94 and the 9% Secured Convertible Promissory Note dated March 31, 2010 in the principal amount of $5,300,000, which includes the right of the holder of the Notes to convert the Notes.  As a result of the stockholder approval,  the limitations imposed by the Third Amendment to the March 31, 2010 Note and the First Amendment to the February 25, 2011 Note, which restricted conversions under the two Notes to an aggregate of 5,502,963 shares, are no longer applicable.  The full outstanding balance of the Notes, together with all accrued and unpaid interest and any late fees, may now be converted into shares of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011

Guthy-Renker Partners, Inc.
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Co-Chief Executive Officer

Guthy-Renker Holdings, LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Co-Chief Executive Officer

Guthy-Renker LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Co-Chief Executive Officer

GR Match, LLC
By:	/s/ Kevin Knee
	Name:	Kevin Knee
	Title:	Chief Financial Officer